IDB

SUPPL.

83-1

12025403

FEB 15 2012

February 15, 2012

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended December 31, 2011.

Very truly yours,

John Scott
General Counsel a.i.

Enclosures

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2011
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2011, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	1.625	102.236	4-Oct-2011	15-July-2013
USD	30,000,000	Zero Coupon Callable	100.00	11-Oct-2011	11-Oct-2041
USD	2,250,000,000	1.375	99.635	18-Oct-2011	18-Oct-2016
ZAR	270,000,000	0.50	41.90	20-Oct-2011	20-Oct-2026
USD	500,000,000	3.875	99.753	27-Oct-2011	28-Oct-2041
USD	30,000,000	Zero Coupon Callable	100.00	3-Nov-2011	3-Nov-2041
USD	110,000,000	Zero Coupon Callable	27.08611204	4-Nov-2011	4-Nov-2041
NOK	500,000,000	2.50	100.80	8-Nov-2011	8-Nov-2015
USD	500,000,000	0.375	99.928	8-Nov-2011	8-Nov-2013
USD	100,000,000	1.75	100.400	23-Nov-2011	24-Aug-2018
USD	200,000,000	1.375	101.005	13-Dec-2011	18-Oct-2016
USD	250,000,000	1.375	100.933	15-Dec-2011	18-Oct-2016
USD	100,000,000	1.375	101.3632	22-Dec-2011	18-Oct-2016

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
TRY	152,000,000	0.50	24-Nov-2009	26-Nov-2014	17,000,000	21-Oct-2011
TRY	235,000,000	0.50	3-June-2010	17-June-2015	59,000,000	21-Oct-2011

Annex B

ORDINARY CAPITAL
December 31, 2011
(UNAUDITED)

Ordinary Capital
Balance Sheet - As of December 31, 2011
(Expressed in thousands of United States dollars)

Assets		
Cash		$1,189,413
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	8,369,079	
Time deposits and other obligations of banks	3,319,453	
Asset- and mortgage- backed and corporate securities	2,014,421	13,702,953
Loans outstanding (1)		
Total loans approved, less cancellations	184,264,460	
Less:		
Principal collected	(93,114,593)	
Writte offs	(129,080)	
Loans sold	(896,625)	
Undisbursed balance	(23,993,807)	
	66,130,355	
Allowance for loan losses	(150,090)	65,980,265
Accrued interest and other charges		
On investments	40,465	
On loans	466,438	
On swaps, net	345,440	852,343
Receivable from members		
Non-negotiable, non-interest bearing demand obligations	72,836	
Non-negotiable, non-interest bearing term obligations	220,714	
Amounts required to maintain value of currency holdings	943	294,493
Currency and interest rate swaps		
Investments	11,209	
Loans	111,619	
Borrowings	6,702,482	
Others	214,520	7,039,830
Other Assets		
Property, improvements and equipment, at cost	609,226	
Less accumulated depreciation & amortization	(283,971)	
	325,255	
Receivable for investment securities sold	1,969	
Miscellaneous	45,829	373,053
Total assets		$89,432,350

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2011
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		63,944,511	
Unamortized discount		(4,314,365)	
Bond fair value adjustments		3,394,618	
		63,024,764	
Short term borrowings, net		897,971	$ 63,922,735
Currency and interest rate swaps			
Investments		80,452	
Loans		1,658,103	
Borrowings		794,294	
Others		-	2,532,849
Amounts payable to maintain value of currency holdings			219,307
Other liabilities			
Payable for investment securities purchased		32,468	
Payable for cash collateral received		910,222	
Due to IDB Grant Facility		272,000	
Accrued interest on borrowings		537,965	
Liabilities under retirement benefit plans		795,932	
Accounts payable and accrued expenses		414,933	2,963,520
Total liabilities			69,638,411
Equity			
Capital stock			
Subscribed - 8,702,335 shares		104,980,030	
Less callable portion		(100,640,548)	
Paid-in		4,339,482	
General reserve		12,821,830	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 920,220		
Accumulated SFAS 158 adjustments	(953,093)	(32,873)	19,793,939
Total liabilities and equity			$ 89,432,350

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2011
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2011	2010	2011	2010
Income				
From loans				
- Interest	$ 145,732	$ 146,613	$ 1,682,875	$ 1,764,257
- Credit commissions	3,636	3,069	40,667	39,464
- Fees from non-sovereign-guaranteed and emergency lending	3,907	15,248	18,806	26,942
	153,275	164,930	1,742,348	1,830,663
From investments				
- Interest	10,099	10,616	98,396	177,960
- Net gain (loss)	(11,200)	61,300	9,000	445,600
	(1,101)	71,916	107,396	623,560
Other interest income	9,181	7,013	111,860	7,013
From other sources	911	(44)	18,828	20,600
Total income	162,266	243,815	1,980,432	2,481,836
Expenses				
Borrowing expenses	42,790	41,498	462,491	550,391
Administrative expenses	71,011	71,038	599,958	572,630
Special programs	16,050	14,660	78,836	82,791
Provision (credit) for loan and guarantee losses	21,798	(3,321)	2,593	24,325
Total expenses	151,649	123,875	1,143,878	1,230,137
Income before Net fair value adjustments on non-trading portfolios and Board of Govenors approved transfers	10,617	119,940	836,554	1,251,699
Net fair value adjustments on non-trading portfolios	119,310	898,993	(919,431)	(850,312)
Board of Governors approved transfers	-	-	(200,000)	(72,000)
Net income (loss)	129,927	1,018,933	(282,877)	329,387
General reserve, beginning of period	12,691,903	12,085,774	13,104,707	12,775,320
General reserve, end of period	$12,821,830	$13,104,707	$ 12,821,830	$ 13,104,707

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2011
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2011	2010	2011	2010
Net income (loss)	$ 129,927	$ 1,018,933	$ (282,877)	$ 329,387
Other comprehensive income (loss):				
Translation adjustments				
General reserve	4,938	(5,247)	(3,092)	(20,234)
Special reserve	-	-	-	(4,025)
Total translation adjustments	4,938	(5,247)	(3,092)	(24,259)
Recognition of changes in Postretirement benefit assets	(879,625)	(19,032)	(879,625)	(19,032)
Reclassification to income - cash flow hedges	-	(10)	(40)	(131)
Total other comprehensive income (loss)	(874,687)	(24,289)	(882,757)	(43,422)
Comprehensive income (loss)	$ (744,760)	$ 994,644	$ (1,165,634)	$ 285,965

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2011
(Expressed in thousands of United States dollars)

	2011	2010
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (7,897,860)	$ (10,341,330)
Loan collections (net of participations)	4,601,168	5,597,590
Net cash used in lending activities	(3,296,692)	(4,743,740)
Gross purchases of held to maturity investments	-	(4,408,629)
Gross proceeds from sale/maturities of held to maturity investments	-	7,373,080
Miscellaneous assets and liabilities	(30,447)	(63,077)
Net cash used in lending and investing activities	(3,327,139)	(1,842,366)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	6,807,850	11,726,054
Repayments	(7,918,943)	(9,997,894)
Short term borrowings, net	868,000	(1,879,349)
Cash collateral received	897,572	11,650
Collections of receivable from members	71,441	29,720
Payments of maintanance of value to members	(316,919)	-
Net cash provided by (used in) financing activities	409,001	(109,819)
Cash flows from operating activities		
Gross purchases of trading investments	(21,149,782)	(31,864,948)
Gross proceeds from sale or maturity of trading investments	23,976,808	32,691,322
Loan income collections, after swaps	1,748,059	1,863,872
Interest and other costs of borrowings, after swaps	(214,821)	(373,038)
Income from investments	18,239	250,831
Other interest income	113,088	-
Other income	18,828	20,600
Administrative expenses	(576,529)	(573,630)
Special programs	(68,575)	(54,735)
Net cash provided by operating activities	3,865,315	1,960,274
Effect of exchange rate fluctuations on cash	(173)	(7,593)
Net increase in cash	947,004	496
Net gain (loss)		
Cash, beginning of period	242,409	241,913
Cash, end of period	$ 1,189,413	$ 242,409

	2011	2010
Reconciliation of Net income (loss) to net cash provided by operating activities:		
Net income (loss)	$ (282,877)	$ 329,387
Difference between amounts accrued and amounts paid or collected for:		
Loan income	5,711	33,208
Income from investments	(156,457)	(111,129)
Other interest income	1,228	(7,013)
Net unrealized (gain) loss on trading investments	67,300	(261,600)
Interest and other costs of borrowings, after swaps	247,670	177,354
Administrative expenses, including depreciation	23,429	(1,000)
Special programs	10,261	28,056
Net fair value adjustments on non-trading portfolios	919,431	850,312
Transfer to the IDB Grant Facility	200,000	72,000
Net decrease in trading investments	2,827,026	826,374
Provision for loan and guarantee losses	2,593	24,325
Net cash provided by operating activities	$ 3,865,315	$ 1,960,274

	2011	2010
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (17,401)	$ (179,769)
Held to maturity investments	-	(46,239)
Loans outstanding and related swaps	40,546	123,329
Borrowings and related swaps	5,344	(136,693)
Receivable from members - net	(13,053)	27,796
Transfer of investment securities from held-to-maturity to trading portfolio	-	754,000

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2011
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2011, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	1.625	102.236	4-Oct-2011	15-July-2013
USD	30,000,000	Zero Coupon Callable	100.00	11-Oct-2011	11-Oct-2041
USD	2,250,000,000	1.375	99.635	18-Oct-2011	18-Oct-2016
ZAR	270,000,000	0.50	41.90	20-Oct-2011	20-Oct-2026
USD	500,000,000	3.875	99.753	27-Oct-2011	28-Oct-2041
USD	30,000,000	Zero Coupon Callable	100.00	3-Nov-2011	3-Nov-2041
USD	110,000,000	Zero Coupon Callable	27.08611204	4-Nov-2011	4-Nov-2041
NOK	500,000,000	2.50	100.80	8-Nov-2011	8-Nov-2015
USD	500,000,000	0.375	99.928	8-Nov-2011	8-Nov-2013
USD	100,000,000	1.75	100.400	23-Nov-2011	24-Aug-2018
USD	200,000,000	1.375	101.005	13-Dec-2011	18-Oct-2016
USD	250,000,000	1.375	100.933	15-Dec-2011	18-Oct-2016
USD	100,000,000	1.375	101.3632	22-Dec-2011	18-Oct-2016

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
TRY	152,000,000	0.50	24-Nov-2009	26-Nov-2014	17,000,000	21-Oct-2011
TRY	235,000,000	0.50	3-June-2010	17-June-2015	59,000,000	21-Oct-2011

Annex B

ORDINARY CAPITAL
December 31, 2011
(UNAUDITED)

Ordinary Capital
Balance Sheet - As of December 31, 2011
(Expressed in thousands of United States dollars)

Assets		
Cash		$1,189,413
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	8,369,079	
Time deposits and other obligations of banks	3,319,453	
Asset- and mortgage- backed and corporate securities	2,014,421	13,702,953
Loans outstanding (1)		
Total loans approved, less cancellations	184,264,460	
Less:		
Principal collected	(93,114,593)	
Writte offs	(129,080)	
Loans sold	(896,625)	
Undisbursed balance	(23,993,807)	
	66,130,355	
Allowance for loan losses	(150,090)	65,980,265
Accrued interest and other charges		
On investments	40,465	
On loans	466,438	
On swaps, net	345,440	852,343
Receivable from members		
Non-negotiable, non-interest bearing demand obligations	72,836	
Non-negotiable, non-interest bearing term obligations	220,714	
Amounts required to maintain value of currency holdings	943	294,493
Currency and interest rate swaps		
Investments	11,209	
Loans	111,619	
Borrowings	6,702,482	
Others	214,520	7,039,830
Other Assets		
Property, improvements and equipment, at cost	609,226	
Less accumulated depreciation & amortization	(283,971)	
	325,255	
Receivable for investment securities sold	1,969	
Miscellaneous	45,829	373,053
Total assets		$89,432,350

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2011
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		63,944,511	
Unamortized discount		(4,314,365)	
Bond fair value adjustments		3,394,618	
		63,024,764	
Short term borrowings, net		897,971	$ 63,922,735
Currency and interest rate swaps			
Investments		80,452	
Loans		1,658,103	
Borrowings		794,294	
Others		-	2,532,849
Amounts payable to maintain value of currency holdings			219,307
Other liabilities			
Payable for investment securities purchased		32,468	
Payable for cash collateral received		910,222	
Due to IDB Grant Facility		272,000	
Accrued interest on borrowings		537,965	
Liabilities under retirement benefit plans		795,932	
Accounts payable and accrued expenses		414,933	2,963,520
Total liabilities			69,638,411
Equity			
Capital stock			
Subscribed - 8,702,335 shares		104,980,030	
Less callable portion		(100,640,548)	
Paid-in		4,339,482	
General reserve		12,821,830	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 920,220		
Accumulated SFAS 158 adjustments	(953,093)	(32,873)	19,793,939
Total liabilities and equity			$ 89,432,350

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2011
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2011	2010	2011	2010
Income				
From loans				
- Interest	$ 145,732	$ 146,613	$ 1,682,875	$ 1,764,257
- Credit commissions	3,636	3,069	40,667	39,464
- Fees from non-sovereign-guaranteed and emergency lending	3,907	15,248	18,806	26,942
	153,275	164,930	1,742,348	1,830,663
From investments				
- Interest	10,099	10,616	98,396	177,960
- Net gain (loss)	(11,200)	61,300	9,000	445,600
	(1,101)	71,916	107,396	623,560
Other interest income	9,181	7,013	111,860	7,013
From other sources	911	(44)	18,828	20,600
Total income	162,266	243,815	1,980,432	2,481,836
Expenses				
Borrowing expenses	42,790	41,498	462,491	550,391
Administrative expenses	71,011	71,038	599,958	572,630
Special programs	16,050	14,660	78,836	82,791
Provision (credit) for loan and guarantee losses	21,798	(3,321)	2,593	24,325
Total expenses	151,649	123,875	1,143,878	1,230,137
Income before Net fair value adjustments on non-trading portfolios and Board of Govenors approved transfers	10,617	119,940	836,554	1,251,699
Net fair value adjustments on non-trading portfolios	119,310	898,993	(919,431)	(850,312)
Board of Governors approved transfers	-	-	(200,000)	(72,000)
Net income (loss)	129,927	1,018,933	(282,877)	329,387
General reserve, beginning of period	12,691,903	12,085,774	13,104,707	12,775,320
General reserve, end of period	$12,821,830	$13,104,707	$ 12,821,830	$ 13,104,707

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2011
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2011	2010	2011	2010
Net income (loss)	$ 129,927	$ 1,018,933	$ (282,877)	$ 329,387
Other comprehensive income (loss):				
Translation adjustments				
General reserve	4,938	(5,247)	(3,092)	(20,234)
Special reserve	-	-	-	(4,025)
Total translation adjustments	4,938	(5,247)	(3,092)	(24,259)
Recognition of changes in Postretirement benefit assets	(879,625)	(19,032)	(879,625)	(19,032)
Reclassification to income - cash flow hedges	-	(10)	(40)	(131)
Total other comprehensive income (loss)	(874,687)	(24,289)	(882,757)	(43,422)
Comprehensive income (loss)	$ (744,760)	$ 994,644	$ (1,165,634)	$ 285,965

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2011
(Expressed in thousands of United States dollars)

	2011	2010
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (7,897,860)	$ (10,341,330)
Loan collections (net of participations)	4,601,168	5,597,590
Net cash used in lending activities	(3,296,692)	(4,743,740)
Gross purchases of held to maturity investments	-	(4,408,629)
Gross proceeds from sale/maturities of held to maturity investments	-	7,373,080
Miscellaneous assets and liabilities	(30,447)	(63,077)
Net cash used in lending and investing activities	(3,327,139)	(1,842,366)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	6,807,850	11,726,054
Repayments	(7,918,943)	(9,997,894)
Short term borrowings, net	868,000	(1,879,349)
Cash collateral received	897,572	11,650
Collections of receivable from members	71,441	29,720
Payments of maintanance of value to members	(316,919)	-
Net cash provided by (used in) financing activities	409,001	(109,819)
Cash flows from operating activities		
Gross purchases of trading investments	(21,149,782)	(31,864,948)
Gross proceeds from sale or maturity of trading investments	23,976,808	32,691,322
Loan income collections, after swaps	1,748,059	1,863,872
Interest and other costs of borrowings, after swaps	(214,821)	(373,038)
Income from investments	18,239	250,831
Other interest income	113,088	-
Other income	18,828	20,600
Administrative expenses	(576,529)	(573,630)
Special programs	(68,575)	(54,735)
Net cash provided by operating activities	3,865,315	1,960,274
Effect of exchange rate fluctuations on cash	(173)	(7,593)
Net increase in cash	947,004	496
Net gain (loss)		
Cash, beginning of period	242,409	241,913
Cash, end of period	$ 1,189,413	$ 242,409
Reconciliation of Net income (loss) to net cash provided by operating activities:		
Net income (loss)	$ (282,877)	$ 329,387
Difference between amounts accrued and amounts paid or collected for:		
Loan income	5,711	33,208
Income from investments	(156,457)	(111,129)
Other interest income	1,228	(7,013)
Net unrealized (gain) loss on trading investments	67,300	(261,600)
Interest and other costs of borrowings, after swaps	247,670	177,354
Administrative expenses, including depreciation	23,429	(1,000)
Special programs	10,261	28,056
Net fair value adjustments on non-trading portfolios	919,431	850,312
Transfer to the IDB Grant Facility	200,000	72,000
Net decrease in trading investments	2,827,026	826,374
Provision for loan and guarantee losses	2,593	24,325
Net cash provided by operating activities	$ 3,865,315	$ 1,960,274
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (17,401)	$ (179,769)
Held to maturity investments	-	(46,239)
Loans outstanding and related swaps	40,546	123,329
Borrowings and related swaps	5,344	(136,693)
Receivable from members - net	(13,053)	27,796
Transfer of investment securities from held-to-maturity to trading portfolio	-	754,000